Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2008

Harold E. Selick, Ph.D.
Chief Executive Officer
Threshold Pharmaceuticals, Inc.
1300 Seaport Boulevard
Redwood City, CA 94063

Re: Threshold Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 001-32979

Dear Dr. Selick:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                Sincerely,

                                                Jim Atkinson
                                                Accounting Branch Chief